UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: November 9, 2015

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                   Form 40-F  o

This Form 6-K/A consists of an amended version of the presentation materials related to the Third Quarter 2015 Results of UBS Group AG and UBS AG, which appear immediately following this page.  The information was originally filed on a Form 6-K dated November 3, 2015.  This version of the presentation has been updated from the original to include additional information.

This Form 6-K/A is hereby incorporated by reference into each of (1) the registration statement of UBS AG on Form F-3 (Registration Number 333-204908) and (2) the registration statements of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665), and into each prospectus outstanding under any of the foregoing registration statements; and also into (3) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (4) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather______

Name:  Sarah M. Starkweather

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather______

Name:  Sarah M. Starkweather

Title:    Executive Director

Date:  November 9, 2015

Third quarter 2015 results

November 3, 2015

Cautionary statement regarding forward-looking statements

This report contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its cost reduction and efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator (LRD), and the degree to which UBS is successful in implementing changes to its business to meet changing market, regulatory and other conditions; (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS's clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS's credit spreads and ratings, as well as availability and cost of funding to meet requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose, or result in, more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in implementing changes to its legal structure to improve its resolvability and meet related regulatory requirements, including changes in legal structure and reporting required to implement US enhanced prudential standards, implementing a service company model, the transfer of the Asset Management business to a holding company, and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements relating to capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks; (vii) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS's ability to compete in certain lines of business; (viii) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including measures to impose new or enhanced duties when interacting with customers or in the execution and handling of customer transactions; (ix) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions; (x) the effects on UBS's cross-border banking business of tax or regulatory developments and of possible changes in UBS's policies and practices relating to this business; (xi) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiii) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiv) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xv) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading and systems failures; (xvi) restrictions to the ability of subsidiaries of the Group to make loans or distributions of any kind, directly or indirectly, to UBS Group AG; (xvii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance; and (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2014. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

UBS

3Q15 highlights – Group

Net profit attributable to UBS Group AG shareholders of CHF 2.1 billion

Group results

- Net profit attributable to shareholders CHF 2,068 million, diluted EPS CHF 0.54
- Reported profit before tax (PBT) CHF 788 million, adjusted PBT CHF 979 million
- Achieved CHF 1.0 billion (71%) of 2015 net cost reduction target of CHF 1.4 billion[1]

Group equity and capital management

- Tangible book value per share up 5.4% QoQ to CHF 12.69
- Basel III fully applied CET1 ratio 14.3%
- Swiss SRB fully applied leverage ratio 5.0%, of which CET1 3.3%
- BIS Basel III fully applied leverage ratio 3.9%, of which CET1 3.3%

UBS is the best capitalized large global bank[2]

Refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Refer to page 11 of the 3Q15 financial report for details of our cost reduction targets; 2 Basel III CET1 capital ratio in our peer group of large global banks

3Q15 highlights – Business divisions

Solid performance and good risk management in an extremely challenging environment

Wealth Management: PBT CHF 698 million and adjusted NNM CHF 3.5 billion[1]
- Continued recurring income growth; mandate penetration up 70 bps QoQ to 27.0%

Wealth Management Americas: PBT USD 287 million and NNM USD 0.5 billion
- Record recurring net fee income and record net interest income

Retail & Corporate: PBT CHF 428 million
- All KPIs within target range and best first nine month PBT since 2010

Asset Management: PBT CHF 137 million
- Strong net management fees, up 5% QoQ to CHF 479 million

Investment Bank: PBT CHF 614 million
- Strong performance in all areas and high risk-adjusted returns

Corporate Center: PBT negative CHF 1,174 million
- CHF 534 million provisions for litigation, regulatory and similar matters in Non-core and Legacy Portfolio
- Non-core and Legacy Portfolio LRD down CHF 12 billion QoQ

UBS

Adjusted numbers unless otherwise indicated, refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Adjusted for net outflows of CHF 3.3 billion related to the Wealth Management balance sheet and capital optimization program

Updated capital and key performance metrics

Basel III CET1 ratio
Fully applied, %


12.8%
13.4%
14.3%
>13%
4Q13
4Q14
3Q15
Target

RWA
Fully applied, CHF billion


225
216
216
~250
4Q13
4Q14
3Q15
Short to medium term expectation

BIS LRD
Fully applied, CHF billion


991
949
936
~950
1Q15
2Q15
3Q15
Short to medium term expectation

Group RoTE
Adjusted, %


9.8%
8.6%
14.5%
>15%
2013
2014
9M15
Target

Group resource utilization
RWA and LRD as % of Group total


Investment Bank
30-35%
65-70%
Wealth Management
Wealth Management Americas
Retail & Corporate
Asset Management
Corporate Center

We remain committed to pay out at least 50% of net profits[1]

UBS

Adjusted numbers unless otherwise indicated, refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
Refer to page 11 of the 3Q15 financial report for more information about our performance targets and expectations
1 Conditional on maintaining a fully applied Basel III CET1 capital ratio of at least 13% and at least 10% post-stress

UBS Group AG results (consolidated)

CHF million	3Q14	4Q14	1Q15	2Q15	**3Q15**
Total operating income	6,876	6,746	8,841	7,818	7,170
Total operating expenses	7,430	6,342	6,134	6,059	6,382
Profit before tax as reported	**(554)**	**404**	**2,708**	**1,759**	**788**
of which: own credit on financial liabilities designated at fair value	61	70	226	259	32
of which: gain related to our investment in the SIX Group	0	0	0	0	81
of which: FX translation losses from the disposal of a subsidiary	0	0	0	0	(27)
of which: gains on disposals	0	0	141	67	0
of which: gains on sales of real estate	0	20	378	0	0
of which: impairment of a financial investment available-for-sale	(48)	0	0	0	0
of which: net restructuring charges	(176)	(208)	(305)	(191)	(298)
of which: credit related to changes to retiree benefit plans in the US	33	8	0	0	21
of which: impairment of an intangible asset	0	0	0	(11)	0
Adjusted profit before tax	**(424)**	**514**	**2,268**	**1,635**	**979**
of which: provisions for litigation, regulatory and similar matters	(1,836)	(310)	(58)	(71)	(592)
Tax (expense)/benefit	1,317	515	(670)	(443)	1,295
Net profit attributable to preferred noteholders	0	31			
Net profit attributable non-controlling interests	1	29	61	106	14
Net profit attributable to UBS Group AG shareholders	**762**	**858**	**1,977**	**1,209**	**2,068**
Diluted EPS (CHF)	0.20	0.23	0.53	0.32	0.54
Return on tangible equity, adjusted (%)	8.0	8.6	14.4	9.6	19.5
Total book value per share (CHF)[1]	13.54	13.94	14.33	13.71	14.41
Tangible book value per share (CHF)[1]	11.78	12.14	12.59	12.04	12.69

UBS

Refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Refer to slide 29 for details on the development of IFRS equity attributable to UBS Group AG shareholders

The world's leading wealth management franchise

UBS is the world's largest and fastest growing wealth manager[1]

Invested assets

CHF trillion



+6% CAGR
1.6
1.7
1.9
1.9
WM
0.8
0.9
1.0
0.9
WMA
0.8
0.8
1.0
1.0
3Q12
3Q13
3Q14
3Q15

Operating income

CHF billion



+7% CAGR
9.6
10.6
11.0
11.6
5.3
5.7
5.9
6.1
4.3
4.9
5.1
5.5
9M12
9M13
9M14
9M15

Profit before tax

CHF billion



+14% CAGR
2.1
2.6
2.5
3.1
1.7
1.9
1.8[2]
2.3
0.4
0.7
0.7
0.8
9M12
9M13
9M14
9M15

Superior growth prospects and a unique global footprint

UBS

Adjusted numbers unless otherwise indicated, refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Scorpio Partnership Global Private Banking Benchmark 2015, on reporting base currency basis for institutions with AuM >USD 500 billion;
2 Including CHF 0.4 billion in charges for provisions for litigation, regulatory and similar matters

Wealth Management

PBT CHF 698 million, resilient performance against a backdrop of high market volatility

Operating income

Recurring income

Operating expenses

Profit before tax

C/I ratio



CHF million
1,837 1,859 1,943 1,921 2,031 2,004 2,106 2,024 1,943
406 423 542 472 479 436 589 459 366
517 513 496 518 569 583 560 568 600
891 911 897 922 978 986 949 976 960
77% 77% 72% 75% 76% 78% 72% 76% 80%
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
1,220 1,348 1,285 1,528 1,264 1,311 1,250 1,255 1,245
483 555 480 517 507 557 482 492 513
171 160 185 411 133 149 110 125 120
566 633 620 600 624 605 658 638 612
Services from other business divisions and Corporate Center
G&A and other
Personnel
617 512 659 684 767 694 856 769 698
393
66% 73% 66% 80% 62% 65% 59% 62% 64%
3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15

Operating income CHF 1,943 million

- Net interest income increased, mainly due to higher lending and deposit revenues
- Recurring net fee income declined slightly as increased mandate penetration and pricing measures were more than offset by the impact of lower invested assets
- Transaction-based income decreased, primarily in Asia Pacific and Europe on reduced client activity in response to market volatility
- Net credit loss expenses were negligible

Operating expenses CHF 1,245 million

- Personnel expenses decreased, mainly due to a release of accruals for untaken vacation vs. an expense in the prior quarter, as well as the effect of personnel reductions
- Charges for services increased and included higher investments in technology

PBT CHF 698 million

- 64% cost/income ratio

UBS

Adjusted numbers unless otherwise indicated, refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 CHF 121 million excluding CHF 291 million charges for provisions for litigation, regulatory and similar matters; 2 PBT excluding CHF 291 million charges for provisions for litigation, regulatory and similar matters; 3 General and administrative; 4 Depreciation and impairment of property, equipment and software as well as amortization and impairment of intangible assets

Wealth Management

Mandate penetration up 70 bps to 27.0%



Net new money
Annualized growth rate
CHF billion
2.3% 2.7% 4.9% 4.8% 4.2% 1.2% 5.8% 3.5% 1.5%
5.0 5.8 10.9 10.7 9.8 3.0 14.4 8.4 3.5
Adjusted NNM[1]
Invested assets
CHF billion
871 886 899 928 966 987 970 945 919
Loans
CHF billion
94.9 96.8 102.2 105.3 111.7 112.7 110.8 110.9 109.0
Margins
bps
85 85 87 84 86 82 86 85 83
28 23 30 17 32 28 35 32 30
Gross margin
Net margin
3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15

- **Adjusted NNM[1] CHF 3.5 billion, 1.5% growth rate**, with inflows in all regions, despite deleveraging in Asia Pacific caused by high market volatility
- Reported NNM CHF 0.2 billion

- **Invested assets CHF 919 billion**, declined mainly due to CHF 50 billion negative market performance, partly offset by currency effects of CHF 26 billion
- **Mandate penetration 27.0%**, up from 26.3%, with net mandate sales of CHF 4.8 billion

- **Gross loans CHF 109 billion**, deleveraging partly offset by positive currency translation effects

- **Net margin 30 bps**

UBS

Adjusted numbers unless otherwise indicated, refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Adjusted for net outflows of CHF 3.3 billion in 3Q15 (CHF 6.6 billion in 2Q15) related to the Wealth Management balance sheet and capital optimization program

Wealth Management

Adjusted NNM[1] positive in all regions, high and improving quality of NNM



Europe
Asia Pacific
Switzerland
Emerging markets
of which: UHNW
= Adjusted NNM[1]
Net new money
Annualized growth rate
1.1% (1.7%) 3.3% 2.1% 0.8%
13.1% 7.8% 12.2% 6.5% 1.8%
0.9% 0.2% 3.6% 5.4% 3.0%
1.8% (0.5%) 3.6% 0.2% 1.3%
5.1% 5.9% 8.1% 5.6% 3.2%
CHF billion
1.0 (1.5) 3.0 1.8 0.7
7.8 5.0 8.2 4.5 1.2
0.4 0.1 1.6 2.4 1.3
0.7 (0.2) 1.5 0.1 0.5
5.7 7.1 10.1 7.1 4.0
Gross margin
bps
83 82 80 80 78
83 73 83 82 77
91 90 96 90 91
97 95 96 94 99
57 54 56 55 57
3Q14 4Q14 1Q15 2Q15 3Q15

30.9.15

	Europe	Asia Pacific	Switzerland	Emerging markets	of which: UHNW
Invested assets CHF billion	**336**	**257**	**169**	**155**	**481**
Client advisors FTE	**1,374**	**1,073**	**762**	**698**	**715**

UBS

Adjusted numbers unless otherwise indicated, refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
Based on the WM business area structure, refer to page 35 of the 3Q15 financial report for more information; 1 Adjusted for net outflows of CHF 3.3 billion in 3Q15 (CHF 6.6 billion in 2Q15) related to the Wealth Management balance sheet and capital optimization program: 3Q15 reported NNM for Europe CHF 0.3 billion, Asia Pacific CHF 0.3 billion, Switzerland CHF 1.0 billion, Emerging markets negative CHF 1.2 billion and UHNW CHF 1.4 billion

Wealth Management Americas

PBT up 24% to USD 287 million on record recurring income

Operating income

Recurring income

Operating expenses

Profit before tax

C/I ratio



USD million
1,748 1,851 1,865 1,898 1,919 1,924 1,901 1,947 1,931
433 476 472 464 441 448 432 425 381
286 276 250 261 276 280 277 301 311
1,043 1,088 1,119 1,163 1,197 1,187 1,186 1,217 1,231
75% 73% 74% 75% 77% 76% 77% 78% 80%
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
USD million
1,517 1,567 1,582 1,652 1,651 1,691 1,608 1,717 1,644
289 301 283 300 288 306 284 291 275
113 132 153 166 165 167 139 227 171
1,115 1,134 1,146 1,186 1,198 1,218 1,185 1,199 1,198
Services from other business divisions and Corporate Center
G&A and other
Personnel
USD million
232 283 284 246 267 233 293 231 287
86% 84% 86% 87% 86% 88% 85% 88% 85%
3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15

Operating income USD 1,931 million

- Transaction-based income decreased due to lower client activity
- Recurring net fee income increased, primarily due to higher managed account fees
- Net interest income increased, reflecting continued growth in loan and deposit balances

Operating expenses USD 1,644 million

- G&A expenses decreased mainly due to lower net charges for provisions for litigation, regulatory and similar matters and other provisions, as well as reduced legal fees
- Personnel expenses decreased slightly as lower financial advisor compensation was mostly offset by higher variable compensation

PBT USD 287 million

- 85% cost/income ratio

Adjusted numbers unless otherwise indicated, refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

Wealth Management Americas

Improved NNM and net margin


Net new money
Annualized growth rate
0.9% 2.1% 0.9% ~0.0% (1.0%) 1.9% 2.2% 1.9% ~1.2% (0.3%) 0.2%
= Excluding withdrawals associated with seasonal income tax payments
USD billion
2.1 4.9 2.1 (2.5) 4.9 5.5 4.8 (0.7) 0.5
Invested assets
USD billion
919 970 987 1,017 1,016 1,032 1,050 1,045 992
Loans
USD billion
37.6 39.1 39.6 41.7 43.3 44.6 45.5 47.3 47.5
Margins
bps
78 79 76 76 76 75 73 74 76
10 12 12 10 11 9 11 9 11
Gross margin
Net margin
3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15

- **NNM USD 0.5 billion, 0.2% growth rate,** mainly reflecting net inflows from financial advisors employed for more than one year

- **Invested assets USD 992 billion** declined due to negative market performance
- Managed accounts penetration 34.4%

- **Gross loans USD 47.5 billion**

- **Net margin 11 bps**

Wealth Management Americas

Industry-leading productivity per advisor for revenue and invested assets

Invested assets and FA productivity



Annualized revenue per FA (USD thousand)
Invested assets per FA (USD million)
994 1,042 1,037 1,068 1,079 1,091 1,088 1,118 1,111
129 136 139 143 143 147 150 150 142
919 970 987 1,017 1,016 1,032 1,050 1,045 992
USD billion
3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15
Invested assets

Net interest income and lending



Net interest income (USD million)
Credit loss (expense)/recovery (USD million)
286 276 250 261 276 280 277 301 311
(21) (9) 19 (2) (1) 0 0 0 (3)
37.6 39.1 39.6 41.7 43.3 44.6 45.5 47.3 47.5
USD billion
3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15
Loans, gross

Retail & Corporate

PBT CHF 428 million, all KPIs within target range and best first nine month PBT since 2010

Operating income

Operating expenses

Profit before tax

C/I ratio



CHF million
958 931 932 938 958 913 979 952 964
262 256 234 247 267 273 284 241 238
531 540 523 541 563 557 568 560 566
127 127 144 138 140 133 134 135 136
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
CHF million
541 587 532 571 512 557 536 538 536
268 267 244 256 238 277 252 249 243
61 125 64 101 55 90 59 68 80
212 195 224 214 219 190 225 221 213
Services from other business divisions and Corporate Center
G&A and other
Personnel
CHF million
417 344 401 367 446 356 443 414 428
57% 62% 58% 60% 52% 57% 54% 56% 56%
3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15

Operating income CHF 964 million

- Net interest income increased on improved revenues from both lending and deposits
- Net credit loss expenses were negligible

Operating expenses CHF 536 million

- Personnel expenses decreased, mainly reflecting an increased release of accruals for untaken vacation
- G&A expenses increased, primarily due to charitable donations, partly offset by lower charges for provisions in the Corporate & Institutional clients business

PBT CHF 428 million

- 56% cost/income ratio
- Net interest margin 167 bps vs. 164 bps in 2Q15
- Annualized net new business volume growth for retail business 2.5% vs. 3.1% in 2Q15

Asset Management

PBT CHF 137 million, strong net management fees


Operating income
447 482 451 465 489 497 511 476 502
29 72 47 38 27 34 68 20 23
418 410 404 427 462 463 443 456 479
CHF million
Performance fees
Net management fees
Operating expenses
317 339 325 357 338 373 325 342 365
122 118 108 110 111 123 102 110 119
54 65 69 94 61 90 56 57 58
141 156 148 153 166 160 167 175 188
CHF million
Services from other business divisions and Corporate Center
G&A and other
Personnel
Profit before tax
130 143 126 107 151 124 186 134 137
CHF million
C/I ratio
71% 70% 72% 77% 69% 75% 64% 72% 73%
3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15
Net new money ex. MM
(3.9) (4.6) 13.0 11.6 3.8 (5.8) 7.5 8.3 (7.6)

Operating income CHF 502 million

- Net management fees increased, mainly due to higher income from traditional investments and Global Real Estate, as well as positive currency effects

Operating expenses CHF 365 million

- Personnel expenses increased due to an increase in variable compensation and personnel increases
- Charges for services from other business divisions and Corporate Center increased mainly due to higher charges from Group Technology

PBT CHF 137 million

- Invested assets CHF 635 billion
- Net margin 9 bps vs. 8 bps in 2Q15
- Gross margin 31 bps vs. 29 bps in 2Q15
- NNM excluding money market flows of negative CHF 7.6 billion; third quarter included CHF 15 billion of NNM outflows largely from lower margin passive products, driven by client liquidity needs
- NNM excluding money market flows from our wealth management business of positive CHF 0.3 billion, the seventh consecutive quarter with positive inflows

Investment Bank

PBT CHF 614 million, strong performance in all areas



Operating income¹
CHF million
1,668 1,843 2,200 2,225 1,969 1,919 2,657 2,344 2,088
503 711 768 981 736 704 779 822 710
327 320 412 385 325 298 721 402 446
838 814 1,020 865 909 908 1,156 1,128 944
Corporate Client Solutions
Investor Client Services – FX, Rates and Credit
Investor Client Services – Equities
Operating expenses
CHF million
1,372 1,474 1,641 1,677 3,190 1,643 1,821 1,727 1,474
555 585 633 615 631 679 615 620 595
202 298 160 186 1,866² 469 200 167 180
615 591 848 876 693 495 1,006 940 699
Services from other business divisions and Corporate Center
G&A and other
Personnel
Profit before tax
CHF million
296 369 559 548 466³ 276 836 617 614
(1,221)
C/I ratio
82% 80% 75% 75% 162% 86% 69% 73% 70%
3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15

Operating income CHF 2,088 million

- ICS FRC revenues increased 37% YoY, driven by strong Macro performance, with disciplined credit inventory management, unchanged VaR and balance sheet consumption
- ICS Equities revenues increased 4% YoY, best third quarter since 2010, driven by strength in Cash and the Americas
- CCS revenues declined 4% YoY, with strong ECM and DCM outperforming a decline in the market fee pool

Operating expenses CHF 1,474 million

- Operating expenses, excluding charges for provisions for litigation, regulatory and similar matters, down 2% YoY, reflecting positive operating leverage and continued improvements in efficiency allowing for key investments in personnel

PBT CHF 614 million

- 70% cost/income ratio
- Annualized return on attributed equity 34%
- Return on RWA 13%
- Basel III RWA CHF 68 billion
- Funded assets CHF 173 billion

UBS

Adjusted numbers unless otherwise indicated, refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Operating income including credit loss (expense)/recovery; 2 CHF 179 million excluding CHF 1,687 million charges for provisions for litigation, regulatory and similar matters; 3 PBT excluding CHF 1,687 million charges for provisions for litigation, regulatory and similar matters

Investment Bank

Continued efficient and disciplined resource utilization driving strong returns

Return on RWA
CHF billion, %


16% 13% 10% 12% 14% 14% 12% 12% 16% 15% 13%
69 68 60 63 63 68 62 67 64 63 68
1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15
Return on RWA[1]
Basel III RWA[2]

Revenue per unit of VaR
CHF million


181 154 160 163 172 201 182 152 212 218 152
15 14 10 11 13 11 11 13 13 11 14
1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15
Revenue per unit of VaR[3]
Avg. Management VaR

Cost/income ratio
%


Target
70-80%
from 1Q15
65-85%
until 4Q14
67% 66% 82% 80% 75% 75% 76%4 86% 69% 73% 70%
1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15
Cost/income ratio

Return on average attributed equity (RoAE)
%, CHF billion


Target
>15%
45% 35% 15% 19% 28% 30% 25% 15% 46% 34% 34%
8 8 8 8 8 7 7 8 7 7 7
1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15
RoAE
Average attributed equity

UBS

Adjusted numbers unless otherwise indicated, refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Annualized operating income excluding credit loss expense/recovery / quarter-end Basel III RWA, (phase-in); 2 On a phase-in basis; 3 Operating income excluding credit loss expense/recovery / average management VaR; 4 Excluding CHF 1,687 million charges for provisions for litigation, regulatory and similar matters

Corporate Center

Non-core and Legacy Portfolio LRD[1] now ~20% of 4Q12 balance

Profit before tax


3Q14
4Q14
1Q15
2Q15
3Q15
(816)
(1,164)
(332)
(514)
(1,174)

Corporate Center total (CHF million)

Corporate Center results by unit (CHF million)

Services

	3Q14	4Q14	1Q15	2Q15	3Q15
Operating income	9	(6)	(4)	(41)	(38)
Operating expenses	180	255	218	212	217
o/w before allocations	*2,039*	*2,303*	*2,009*	*2,040*	*2,017*
o/w net allocations	*(1,859)*	*(2,048)*	*(1,791)*	*(1,827)*	*(1,800)*
Profit before tax	**(171)**	**(261)**	**(222)**	**(253)**	**(255)**

- **Operating expenses before allocations** decreased, mainly due to lower personnel expenses and occupancy costs, partly offset by costs related to our new brand campaign, our education initiative and increased depreciation of internally generated capitalized software

Group Asset and Liability Management

	3Q14	4Q14	1Q15	2Q15	3Q15
Operating income	(42)	(170)	87	(121)	(121)
o/w gross income	*298*	*161*	*376*	*70*	*86*
o/w net allocations	*(341)*	*(330)*	*(289)*	*(191)*	*(207)*
Operating expenses	(1)	6	(4)	7	(5)
Profit before tax	**(41)**	**(176)**	**91**	**(127)**	**(116)**

- **Gross income** increased marginally and included a mark-to-market loss of CHF 201 million related to interest rate derivatives used to hedge our high-quality liquid assets held as AFS[2] with unrealized fair value gains recorded directly in equity via OCI[3]

Non-core and Legacy Portfolio

	3Q14	4Q14	1Q15	2Q15	3Q15
Operating income	(330)	(376)	(41)	35	(126)
Operating expenses	273	350	160	167	677
Profit before tax	**(603)**	**(727)**	**(201)**	**(132)**	**(803)**
Personnel (FTEs)	150	137	125	101	82
Swiss SRB LRD (CHF billion)	106	93	84	70	59

- **Operating expenses** increased, predominantly as net charges for provisions for litigation, regulatory and similar matters increased by CHF 511 million to CHF 534 million

Adjusted numbers unless otherwise indicated, refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Swiss SRB; 2 Available-for-sale; 3 Other comprehensive income

Corporate Center cost reductions

~CHF 1.0 billion net cost reductions based on September 2015 annualized exit rate

Cumulative annualized net cost reduction[1,2]

CHF billion


CHF 1.4 billion
CHF 0.9 billion (64%) achieved of CHF 1.4 billion year-end 2015 target
0.9
CHF 1.4 billion
CHF 1.0 billion (71%) achieved of CHF 1.4 billion year-end 2015 target
1.0
Services and Group ALM
Non-core and Legacy Portfolio
0.4
0.5
0.5
0.5
June 2015 monthly annualized exit rate vs. FY13
September 2015 monthly annualized exit rate vs. FY13
= 2015 year-end exit rate target

Adjusted numbers unless otherwise indicated, refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Refer to page 11 of the 3Q15 financial report for details of our cost reduction targets; 2 Refer to slide 37 for details on net cost reduction progress as of the end of September 2015

Net tax benefit and deferred tax assets

3Q15 included net additional recognized deferred tax assets of CHF 1,513 million

3Q15 net tax benefit of CHF 1,295 million

CHF million

Profit before tax (as reported)	**788**
Net deferred tax **benefit** with respect to net additional DTAs	(1,513)
Other net tax **expense** in respect of 3Q15 taxable profits	218
3Q15 net tax expense / (benefit)	**(1,295)**

Tax loss DTAs[1,2,3,4]

CHF billion, 30.9.15



Unrecognized
Recognized
18.9
6.3
15.2
5.7
0.4
0.2
0.2
2.9
0.6
Total
US
CH
UK
RoW

- **Net increase in recognized DTAs in 3Q15 of CHF 1.5 billion, driven by:**
  - ~CHF 1.3 billion net upward revaluation of US DTAs driven by an extension of the forecast period for US DTAs by one year to seven years (CHF 1.1 billion) and the roll-forward and updated business plan forecasts (CHF 0.2 billion)
  - ~CHF 0.2 billion of other movements in DTAs, including an increase in Swiss temporary difference DTAs related to the establishment of the US Intermediate Holding Company, partially offset by a reduction in Swiss tax loss DTAs
- **We currently expect to recognize additional net DTAs of approximately:**
  - **~CHF 0.5 billion in 4Q15**, i.e., residual 25% of full-year impact[5]
  - **~CHF 0.5 billion in 2016** based solely on the roll-forward of the current business plan forecasts[6], as in the future, additional increases in the profit recognition period for US DTAs are less likely

1 Refer to pages 75-76 of the 2014 annual report for more information; 2 In addition to net 3Q15 movements with respect to tax loss DTAs, we recognized additional temporary difference DTAs of ~CHF 1.3 billion and a positive FX movement of ~CHF 0.1 billion; 3 As of 30.9.15, net DTAs recognized on UBS's balance sheet were CHF 11.7 billion, which include tax loss DTAs of CHF 6.3 billion and DTAs for temporary differences of CHF 5.4 billion; 4 Average unrecognized tax loss DTAs have an approximate remaining life of ~14 years in the US, ~2 years in Switzerland and unrecognized tax losses have an indefinite life in the UK; 5 75% of estimated total FY15 impact recognized in 3Q15, and the remaining 25% expected to be recognized in 4Q15; 6 Assuming unchanged business plan forecasts

Capital and leverage ratios

Achieved 5.0% Swiss SRB leverage ratio

Basel III CET1 capital ratio
Swiss SRB, fully applied, CHF billion



13.7%
14.4%
14.3%
1Q15
2Q15
3Q15

	1Q15	2Q15	3Q15
CET1 capital	29.6	30.3	30.9
RWA	216	210	216

Leverage ratio
Fully applied, CHF billion

Swiss SRB



AT1 + T2
CET1
4.6%
4.7%
5.0%
3.0%
3.2%
3.3%
1Q15
2Q15
3Q15

	1Q15	2Q15	3Q15
Total capital	44.5	44.6	47.6
LRD (avg.)	977	944	946

BIS Basel III



AT1
CET1
3.4%
3.6%
3.9%
3.0%
3.2%
3.3%
1Q15
2Q15
3Q15

	1Q15	2Q15	3Q15
Tier 1 capital	33.5	34.0	36.5
LRD (spot)	991	949	936

Refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
As of 30.9.15, our post-stress fully applied Basel III CET1 capital ratio exceeded 10%

Capital requirements under revised Swiss TBTF proposal

Effective end-2019, with a four-year transitional period starting 1.1.16


Gone concern
Going concern
14.3%
5.7%
8.6%
14.3% requirement subject to a potential reduction of up to 5.7%
High-trigger AT1
4.3%
CET1
10.0%
5.0%
2.0%
3.0%
1.5%
3.5%
5.0% requirement subject to potential reduction of up to 2.0%
Capital ratio1
Leverage ratio2

Gone concern capital (TLAC)

- Overall requirement mirrors the going concern requirement
- To be met with bail-in instruments (TLAC)
- Potential reduction of up to 2% leverage ratio (5.7% capital ratio) based on Group resilience and resolvability[3]

Going concern capital

- Overall size depends on total LRD and Swiss market share
- Maximum of 1.5% can be met with high-trigger AT1 capital instruments
- Grandfathering: all existing AT1 and T2 instruments recognized towards high-trigger AT1 capital at least until 2019[4,5]

UBS

Refer to slide 41 for details about Basel III numbers and FX rates in this presentation

1 In percent of RWA; 2 In percent of LRD; 3 The size of the rebate has not yet been determined; 4 Low-trigger AT1 instruments can be counted towards going concern capital up to the first call date; 5 T2 instruments can be counted towards going concern capital up to the earlier of the first call date or 31.12.19 (and after 31.12.19 towards gone concern capital up to the first call date)

Capital requirements under revised Swiss TBTF proposal

We will be compliant from the inception of the new requirements

UBS leverage capital ratio balances vs. revised TBTF proposal

UBS position as of 30.9.15[1] | Phase-in leverage ratio requirements[2]

Gone concern capital requirement is subject to a potential reduction of up to 2.0%



Pro-forma: Senior unsecured bonds and covered bonds issued out of UBS AG
3.5%
Gone concern (TLAC)
0.4%
High-trigger AT1[3]
incl. grandfathered low-trigger AT1 and T2
1.8%
CET1
3.3%
30.9.15
5.0%
3.5%
2.0%
3.0%
1.5%
3.5%
1.1.16
31.12.16
31.12.17
31.12.18
31.12.19

Meeting the 2019 requirements

Gone concern (TLAC)

- 0.4% (CHF 4 billion) existing UBS Group AG TLAC bonds[3]
- 3.5% (CHF 33 billion) UBS AG senior unsecured and covered bonds which we expect to replace upon maturity with UBS Group AG issuance of TLAC bonds over the next four years
- CHF 6.5 billion low-trigger T2 grandfathered as high-trigger AT1 to end 2019 and as gone concern thereafter expected to be available to meet the requirement in January 2020[4]
- Requirement is subject to potential reduction of up to 2% based on improved resilience and resolvability

High-trigger AT1 capital[5]

- 1.8% (CHF 16.7 billion) of high-trigger AT1 capital and other grandfathered instruments as of 30.9.15, comprising CHF 3.3 billion existing high-trigger AT1 and CHF 13.4 billion low-trigger AT1 and low- and high-trigger T2 instruments subject to grandfathering rules
- We expect to build another CHF 2 billion in employee high-trigger AT1 DCCP capital over the next four years
- We expect to replace maturing grandfathered T2 with UBS Group AG high-trigger AT1 issuance

CET1 capital

- 3.3% (CHF 30.9 billion) CET1 as of 30.9.15
- Incremental ~20 bps of CET1 (~CHF 2 billion) via earnings accretion

Refer to slide 41 for details about Basel III numbers and FX rates in this presentation
1 Based on 30.9.15 BIS fully applied LRD of CHF 936 billion and fully applied CET1 and AT1 capital including instruments subject to grandfathering rules; 2 Phase-in requirements in the chart are illustrative; 3 UBS Group AG senior unsecured debt expected to be TLAC-eligible; 4 T2 instruments can be counted towards going concern capital up to the earliest of the first call date or 31.12.19 (and after 31.12.19 towards gone concern capital up to the first call date); 5 Going concern requirement can be met with a maximum of 1.5% high-trigger AT1 capital and any going concern-eligible capital above this limit can be counted towards the gone concern requirement

UBS

RoTE – implications of revised TBTF proposal

RoTE impact of ~3% from carrying additional CET1 and loss-absorbing capital

RoTE impact of revised TBTF (fully applied)
Adjusted RoTE, illustrative


~15%
~1.5%
~1.2%
~12%
Before revised TBTF
Additional CET1 capital
Additional AT1 and TLAC
Revised TBTF pre-mitigation

RoTE impact of new TBTF regulation

- **Denominator:** additional tangible equity as more CET1 is required to meet 3.5% CET1 leverage ratio requirement
- **Numerator:** higher costs from replacing outstanding high and low-trigger T2 with high-trigger AT1 instruments and existing funding at operating company level with TLAC-eligible senior unsecured debt at holding company level
- Impact will be phased-in over coming years as we manage our capital levels towards the new proposed requirements

Mitigating actions

- Re-pricing of products and services to reflect the incremental cost of carrying more CET1 capital, high-trigger AT1 instruments and TLAC bonds
- Balance sheet optimization and off-balance sheet alternatives
- Completion of existing cost reduction program and potential incremental efficiency measures
- RoTE accretive business growth

Impact of regulation on RWA

Our usable RWA are unchanged, but the calibration of regulatory metrics is moving

Group RWA
Basel III fully applied RWA, CHF billion



<200
~20
~30
~250
Previous target (announced 3Q12)[1]
Operational risk
Regulatory multipliers[2]
Short to medium term expectation

of which: Investment Bank RWA
Basel III fully applied RWA, CHF billion



<70
~15
~85
Previous target (announced 3Q12)[1]
Regulatory multipliers
Short to medium term expectation

- **Revised RWA expectations reflect changes in regulation since targets were announced three years ago:**
  - ~CHF 20 billion increase in Group operational risk[3]
  - ~CHF 30 billion cumulative total impact from previously announced regulatory multipliers on RWA

Refer to slide 41 for details about Basel III numbers and FX rates in this presentation
1 As first announced with 3Q12 results on 30.10.12; 2 Regulatory multipliers and methodology changes; 3 Since 31.12.12

Updated capital and key performance metrics

Basel III CET1 ratio (Fully applied, %)


12.8%
13.4%
14.3%
>13%
4Q13
4Q14
3Q15
Target

RWA (Fully applied, CHF billion)


225
216
216
~250
4Q13
4Q14
3Q15
Short to medium term expectation

BIS LRD (Fully applied, CHF billion)


991
949
936
~950
1Q15
2Q15
3Q15
Short to medium term expectation

Group RoTE (Adjusted, %)


Expectation
9.8%
8.6%
14.5%
~FY15
~15%
>15%
>15%
2013
2014
9M15
2016
2017
2018
Target

Group cost/income ratio (Adjusted, %)


Expectation
85%
90%
78%
65-75%
60-70%
2013
2014
9M15
Short to medium term
Target

LRD and RWA (% of Group total)


IB
30-35%
65-70%
WM, WMA, R&C, AM and CC

Investment Bank short to medium term expectations:

- RWA to trend around CHF 85 billion
- LRD to trend around CHF 325 billion

We remain committed to pay out at least 50% of net profits[1]

Adjusted numbers unless otherwise indicated, refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
Refer to page 11 of the 3Q15 financial report for more information about our performance targets and expectations
1 Conditional on maintaining a fully applied Basel III CET1 capital ratio of at least 13% and at least 10% post-stress

Executing our strategy …

What we have delivered		Management priorities
✓	Execution of the transformation of UBS	Deliver our performance targets
✓	Made substantial progress in reducing costs and achieving operational efficiency	Improve effectiveness and efficiency
✓	Solidified position as the world's largest and fastest growing wealth manager[1]	Invest for growth

… to better serve our clients,
to deliver shareholder value and to grow capital returns

1 Scorpio Partnership Global Private Banking Benchmark 2015, on reporting base currency basis for institutions with AuM >USD 500 billion

Appendix

Group and business division targets and expectations

Ranges for sustainable performance over the cycle[1]

Business divisions and Corporate Center

Division	Metric	Target / Expectation	Combined
Wealth Management	Net new money growth rate	3-5%	10-15% annual adjusted pre-tax profit growth for combined businesses through the cycle
	Adjusted cost/income ratio	55-65%	
Wealth Management Americas	Net new money growth rate	2-4%	
	Adjusted cost/income ratio	75-85%	
Retail & Corporate	Net new business volume growth rate	1-4% (retail business)	
	Net interest margin	140-180 bps	
	Adjusted cost/income ratio	50-60%	
Asset Management	Net new money growth rate	3-5% excluding money market flows	
	Adjusted cost/income ratio	60-70%	
	Adjusted annual pre-tax profit	CHF 1 billion in the medium term	
Investment Bank	Adjusted annual pre-tax RoAE	>15%	
	Adjusted cost/income ratio	70-80%	
	RWA (fully applied)	Expectation: around CHF 85 billion short/medium term	
	BIS Basel III LRD (fully applied)	Expectation: around CHF 325 billion short/medium term	
Corporate Center	Net cost reduction[2]	CHF 2.1 billion by 2017, of which CHF 1.4 billion by 2015	
Group	Adjusted cost/income ratio	60-70%, expectation: 65-75% short/medium term	
	Adjusted return on tangible equity	>15%, expectation: approximately at 2015 level in 2016, approximately 15% in 2017 and >15% in 2018	
	Basel III CET1 ratio (fully applied)	at least 13%[3]	
	RWA (fully applied)	Expectation: around CHF 250 billion short/medium term	
	BIS Basel III LRD (fully applied)	Expectation: around CHF 950 billion short/medium term	

UBS

Refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Refer to page 11 of the 3Q15 financial report for details; 2 Measured by year-end exit rate versus FY13 adjusted operating expenses, net of changes in charges for provisions for litigation, regulatory and similar matters, FX movements and changes in regulatory demand of temporary nature; 3 Our capital returns policy is also subject to our maintaining a post-stress fully applied CET1 capital ratio of at least 10%

IFRS equity attributable to UBS Group AG shareholders

Equity attributable to UBS Group AG shareholders CHF 54.1 billion

QoQ movement

CHF million, except per share figures in CHF

	30.6.15		30.9.15
Total book value per share:	13.71	+5.1%	14.41
Tangible book value per share:	12.04	+5.4%	12.69



50,211
2,068
844
61
427
(41)
201
24
(938)
19
1,199
54,077
30.6.15
Net profit
Foreign currency translation (OCI)
Financial investments available-for-sale (OCI)
Cash flow hedges (OCI)
Defined benefit plans (OCI)
Employee share and share options plans (within share premium)
Treasury shares
Distribution of capital contribution reserve (within share premium)
Other
Increase in UBS Group AG's ownership interest in UBS AG
30.9.15

UBS

Refer to slide 41 for details about FX rates in this presentation

Swiss SRB Basel III capital and ratios

3Q15 fully applied Basel III CET1 capital ratio 14.3%

Fully applied


Ratio
20.6%
21.2%
22.0%
13.7%
14.4%
14.3%
1Q15
2Q15
3Q15
4.7% T2 Low-trigger
1.1% AT1 Low-trigger
0.4% T2 High-trigger
1.5% AT1 High-trigger
14.3% CET1

Phase-in


25.9%
25.0%
25.8%
18.6%
18.2%
18.3%
1Q15
2Q15
3Q15
5.8% T2
1.6% AT1
18.3% CET1

CHF billion

		Fully applied 1Q15	Fully applied 2Q15	Fully applied 3Q15	Phase-in 1Q15	Phase-in 2Q15	Phase-in 3Q15
T2	Other[1]				2.0	1.8	1.7
T2	Low-trigger	10.0	9.6	10.2	10.0	9.6	10.2
T2	High-trigger	0.9	0.9	0.9	0.9	0.9	0.9
T2	Total T2	11.0	10.5	11.1	13.0	12.3	12.8
AT1	Other[2]				2.9	1.8	1.9
AT1	Low-trigger	2.3	2.1	2.3	2.3	2.1	2.3
AT1	High-trigger	1.7	1.6	3.3	1.7	1.6	3.3
AT1	Deductions[3]				(3.9)	(3.7)	(3.9)
AT1	Total AT1	3.9	3.8	5.6	3.0	1.9	3.6
CET1		29.6	30.3	30.9	40.8	38.7	40.5
Total capital		44.5	44.6	47.6	56.8	52.9	56.9
RWA		216	210	216	219	212	221

UBS

Refer to slide 41 for details about Basel III numbers and FX rates in this presentation

1 Phase-out capital; 2 Hybrid capital subject to phase-out; 3 Goodwill, net of tax, offset against hybrid capital and loss-absorbing capital

Swiss SRB leverage ratio

3Q15 fully applied Swiss SRB leverage ratio 5.0%

Ratio

Fully applied



4.6%
4.7%
5.0%
3.0%
3.2%
3.3%
1.1% T2 Low-trigger
0.2% AT1 Low-trigger
0.1% T2 High-trigger
0.3% AT1 High-trigger
3.3% CET1
1Q15
2Q15
3Q15

Phase-in



5.6%
5.4%
5.8%
4.2%
4.1%
4.3%
1.2% T2
0.4% AT1
4.3% CET1
1Q15
2Q15
3Q15

CHF billion

		Fully applied 1Q15	Fully applied 2Q15	Fully applied 3Q15	Phase-in 1Q15	Phase-in 2Q15	Phase-in 3Q15
T2	Low-trigger	10.0	9.6	10.2	10.0	9.6	10.2
T2	High-trigger	0.9	0.9	0.9	0.9	0.9	0.9
T2	Total T2	11.0	10.5	11.1	11.0	10.5	11.1
AT1	Other[1]				2.9	1.8	1.9
AT1	Low-trigger	2.3	2.1	2.3	2.3	2.1	2.3
AT1	High-trigger	1.7	1.6	3.3	1.7	1.6	3.3
AT1	Deductions[2]				(3.9)	(3.7)	(3.9)
AT1	Total AT1	3.9	3.8	5.6	3.0	1.9	3.6
CET1		29.6	30.3	30.9	40.8	38.7	40.5
Total capital		44.5	44.6	47.6	54.8	51.1	55.2
Swiss SRB LRD		977	944	946	982	949	952

Fully applied: Loss-absorbing capital CHF 16.7 billion (30.9.15)

Phase-in: CHF 14.8 billion (30.9.15)

- BIS Basel III leverage ratio **3.9%** on a fully applied basis (of which CET1 3.3%)[3]
- BIS Basel III LRD CHF **936** billion on a fully applied basis[3]

UBS

Refer to slide 41 for details about Basel III numbers and FX rates in this presentation
1 Hybrid capital subject to phase-out; 2 Goodwill, net of tax, offset against hybrid capital and loss-absorbing capital; 3 Refer to the "BIS Basel III leverage ratio" section of the 3Q15 financial report for further detail

Breakdown of changes in RWA

By type

CHF billion

210 — **30.6.15**

4 — **Regulatory add-ons, methodology/model-driven changes**

- CHF 1.1 billion increase in credit risk RWA due to the higher internal ratings-based multiplier on Investment Bank exposures to corporates and income producing real estate
- CHF 1.6 billion increase in market risk RWA due to an increase in the VaR multiplier used to convert regulatory VaR and stressed VaR to a capital charge
- CHF 1.1 billion increase in market risk RWA resulted from routine updates of the historical data set used to calculate VaR and stressed VaR reflecting the inclusion of the period of recent market volatility

3 — **Currency effects**

(1) — **Book size and other**

- CHF 2.3 billion decrease in credit risk RWA primarily due to lower derivatives exposure
- CHF 1.6 billion increase in market risk RWA primarily due to higher stressed VaR during the third quarter

216 — **30.9.15**

By business division

CHF billion

210 — **30.6.15**

5 — **Investment Bank**

- CHF 3.8 billion increase in market risk RWA due to an increase in the VaR multiplier used to convert regulatory VaR and stressed VaR to a capital charge and higher stressed VaR during the third quarter
- CHF 1.2 billion increase in credit risk RWA mainly due to increased loan commitments and an increase in the internal ratings-based multiplier on exposure to corporates. In addition, in the third quarter of 2015, we revised the methodology to allocate to the reporting segments RWA related to default fund contributions to central counterparties

1 — **All other businesses and Corporate Center**

- CHF 0.8 billion increase in market risk RWA due to an increase in the VaR multiplier used to convert regulatory VaR and stressed VaR to a capital charge and increase resulting from routine updates of the historical data set used to calculate VaR and stressed VaR reflecting the inclusion of the period of recent market volatility
- CHF 0.9 billion increase in non-counterparty-related risk RWA mainly related to an increase in DTAs on temporary differences
- CHF 0.4 billion decrease in credit risk RWA mainly due to the aforementioned change in allocation methodology on default fund contributions

216 — **30.9.15**

UBS

Breakdown of changes in Swiss SRB LRD

By type

CHF billion, fully applied, three month average

944 **30.6.15**

22 **Currency effects**[1]
- CHF 23 billion increase in total on-balance sheet assets
- CHF 4 billion decrease in LRD netting of derivative exposures
- CHF 2 billion increase in off-balance sheet items
- CHF 1 billion increase in Current exposure method (CEM) add-on for derivative exposures

(20) **Book size and other**
- CHF 30 billion decrease primarily in derivative replacement values, trading portfolio and other on-balance sheet assets, partly offset by an increase in cash and balances with central banks
- CHF 11 billion increase due to lower LRD derivative netting, in line with on-balance sheet development of derivatives
- CHF 5 billion increase in average off-balance sheet items due to higher loan commitments
- CHF 3 billion decrease in CEM add-on, due to ongoing trade novations
- CHF 2 billion decrease in deduction items

946 **30.9.15**

By business division

CHF billion, fully applied, three month average

944 **30.6.15**

(12) **CC – Non-core and Legacy Portfolio**
- CHF 2 billion increase due to currency effects

Non-FX related:
- CHF 12 billion decrease primarily in derivative exposures including current exposure method (CEM) add-on due to trade novations and decrease in other on-balance sheet assets

10 **CC – Group ALM and CC – Services**
- CHF 7 billion increase due to currency effects

Non-FX related:
- CHF 3 billion increase primarily driven by higher cash and balances with central banks in Corporate Center – Group ALM, partly offset by a decrease in trading portfolio assets

4 **Business divisions**
- CHF 13 billion increase due to currency effects

Non-FX related:
- CHF 15 billion decreases primarily in trading portfolio and other on balance sheet assets
- CHF 5 billion increase in average off-balance sheet items due to higher loan commitments in the Investment Bank

946 **30.9.15**

1 Estimated currency effects

Breakdown of changes in BIS LRD

By type

CHF billion, fully applied, spot

949 30.6.15

26 **Currency effects**[1]
- CHF 14 billion increase in on-balance sheet assets excluding derivatives and securities financing
- CHF 6 billion increase in derivative exposures
- CHF 5 billion increase in securities financing transactions
- CHF 1 billion increase in off-balance sheet items

(23) **Optimization through netting and other risk mitigation**
- CHF 16 billion decrease mainly due to additional netting for written credit derivatives and current exposure method (CEM) add-on
- CHF 7 billion decrease in securities financing transactions due to the consideration of incremental collateral benefits

(16) **Book size and other**
- CHF 10 billion decrease in derivative exposure mainly related to lower current exposure method (CEM) add-on related to trade novations and decrease in notionals for written credit derivatives
- CHF 7 billion decrease in on-balance sheet assets excluding derivatives and securities financing, primarily driven by reductions in financial investments available-for-sale and lending assets, partly offset by increases in cash balances with central banks
- CHF 1 billion increase in off-balance sheet items, primarily driven by an increase in loan commitments, partly offset by the effects of lower credit conversion factors due to data improvements
- CHF 1 billion increase in securities financing transactions

936 30.9.15

By business division

CHF billion, fully applied, spot

949 30.6.15

(29) **Investment Bank**
- CHF 10 billion increase due to currency effects

Non-FX related:
- CHF 16 billion decrease mainly related to the application of additional netting for written credit derivatives and current exposure method (CEM) add-on
- CHF 7 billion decrease in securities financing transactions due to the consideration of incremental collateral benefits
- CHF 7 billion decrease primarily driven by reductions in trading portfolio assets
- CHF 7 billion decrease on derivative exposures mainly related to lower notional amounts for written credit derivatives and current exposure method (CEM) add-on

18 **CC – Group ALM**
- CHF 7 billion increase due to currency effects

Non-FX related:
- CHF 6 billion increase due to securities financing transactions
- CHF 5 billion increase in on-balance sheet assets excluding derivatives and securities financing transactions, primarily cash and balances with central banks and trading portfolio assets, partly offset by decreases in financial investments available-for-sale

(2) **All other businesses and Corporate Center units**
- CHF 9 billion increase due to currency effects

Non-FX related:
- CHF 11 billion decrease primarily driven by reductions in securities financing and lending assets as well as derivative exposures across business divisions

936 30.9.15

UBS

1 Estimated currency effects

Breakdown of changes in BIS LRD expectation

Leverage ratio denominator walk forward from previous expectation to new expectation
CHF billion, fully applied



~900
~13
~26
~11
~950
Previous expectation
FX impact[1]
HQLA impact[2]
Other
New expectation

1 Increase due to exchange rate movement since the previous target was announced in May 2014; 2 Illustrative impact of operating at the current LCR of 127% versus the assumed level when the previous target was announced in May 2014

Corporate Center – Non-core and Legacy Portfolio

Non-core and Legacy Portfolio Swiss SRB LRD down CHF 12 billion in the quarter

RWA reduced by ~70% since 4Q12

CHF billion



Operational risk
Credit and market risk
103
14
88
36
19
16
36
20
16
32
20
12
32
20
12
4Q12
4Q14
1Q15
2Q15
3Q15

~65% of residual LRD in Rates products[1]

CHF billion, Swiss SRB LRD (average, fully applied), 30.9.15



Rates
Credit
Securitizations
APS/ARS
Muni swaps and options
Other
Operational risk
39.4
5.8
2.2
2.8
2.9
5.7
5.3
0.6
2.2
0.9
0.6
2.0
20.4
LRD CHF 59 billion
RWA CHF 32 billion

LRD reduced by ~80% since 4Q12

CHF billion, Swiss SRB LRD (average, fully applied)



~293[2]
93
84
70
59
4Q12
4Q14
1Q15
2Q15
3Q15

LRD: natural decay[3,4,5]

CHF billion, BIS (fully applied), period-end spot balances



~50
~46
~38
~32
31.12.15
31.12.16
31.12.17
31.12.18

UBS

Refer to slide 41 for details about Basel III numbers and FX rates in this presentation

1 Refer to page 62 of the 3Q15 financial report for further detail; 2 Pro-forma estimate based on period-end balance; 3 Estimates based on 30.9.15 data, assuming positions are held to maturity; 4 Pro-forma estimate excluding any further unwind activity; 5 LRD balances can vary materially due to market movements, changes in regulation, changes in margin requirements and other factors

Retained funding cost

We continue to expect retained funding costs to decline in the mid term

Treasury income retained in Corporate Center – Group ALM

CHF million

	2Q15	3Q15
Gross results (excluding accounting asymmetry and other adjustments)	161	150
Allocations to business divisions	(191)	(207)
Net revenues (excluding accounting asymmetry and other adjustments)	**(30)**	**(57)**
of which: retained funding costs	(180)	(193)
of which: other items retained in Group ALM	151	136
Accounting asymmetry and other adjustments *Mark-to-market losses from cross currency swaps, macro cash flow hedge ineffectiveness, Group Treasury FX, debt buyback and other*	**(92)**	**(64)**
Net treasury income retained in Corporate Center – Group ALM	**(121)**	**(121)**

We will continue to plan in order to maintain a diversified funding profile and comfortable LCR and NSFR ratios

- Central funding costs retained in Group Treasury increased QoQ as a result of new debt issuance
- Retained funding costs expected to significantly decrease by end-2016
- 3Q15 Basel III LCR 127% and Basel III NSFR[1] 107%

Adjusted numbers unless otherwise indicated, refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Estimated pro-forma ratio

Corporate Center cost reductions

~CHF 1.0 billion net cost reduction as per September 2015 exit rate


Services & Group ALM
Litigation provisions[1]
Temporary regulatory demand[2]
Residual operating expenses
7.9
0.2
0.2
7.5
(0.1)
(<0.1)
7.9
0.5
7.5
(0.1)
(0.3)
(0.1)
7.1
(0.1)
0.1
Normalization, incl. seasonality
7.1
FY13
Net cost reduction
FX
FY14
Net cost reduction
FX
June 2015 annualized exit rate
Net cost reduction[3]
FX
Sep 2015 annualized exit rate
Average monthly run rate (residual operating expenses)
~CHF 630 million
~CHF 620 million
~CHF 590 million
~CHF 590 million
Adjusted operating expenses before allocations (net of allocations to the Non-core and Legacy Portfolio), CHF billion
Adjusted operating expenses, CHF billion
Non-core and Legacy Portfolio
Litigation provisions
Residual operating expenses
2.4
1.3
1.1
(0.2)
Lower direct costs in Non-core and Legacy Portfolio
Lower allocations from Corporate Center – Services
1.1
0.2
0.9
(0.3)
0.6
(<0.1)
Normalization, incl. seasonality
0.6
FY13
Net cost reduction
FY14
Net cost reduction
June 2015 annualized exit rate
Net cost (reduction)/ increase
Sep 2015 annualized exit rate
Average monthly run rate (residual operating expenses)
~CHF 90 million
~CHF 80 million
~CHF 50 million
~CHF 50 million
~CHF 1.0 billion annualized net cost reduction
0.5
Services and Group ALM
September 2015 exit rate net cost reduction
+
0.5
Non-core and Legacy Portfolio
September 2015 exit rate net cost reduction

UBS

Adjusted numbers unless otherwise indicated, refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
Charts illustrative only and bars not to scale; refer to page 11 of the 3Q15 quarterly report for details on our cost reduction targets; 1 Provisions for litigation, regulatory and similar matters; 2 Regulatory demand of temporary nature; 3 Incremental Group Technology investment of ~CHF0.1 billion which has been self-funded by business divisions via direct cost savings and excluded from Corporate Center – Services

Regional performance – 3Q15[1]

CHF billion

		Americas		Asia Pacific		EMEA[2]		Switzerland		Global[3]		Total	
		2Q15	3Q15	2Q15	3Q15	2Q15	3Q15	2Q15	3Q15	2Q15	3Q15	2Q15	3Q15
Operating income	WM	0.1	0.1	0.6	0.5	0.9	0.9	0.4	0.4	0.0	0.0	2.0	1.9
	WMA	1.8	1.9	-	-	-	-	-	-	-	-	1.8	1.9
	R&C	-	-	-	-	-	-	1.0	1.0	-	-	1.0	1.0
	AM	0.2	0.2	0.1	0.1	0.1	0.1	0.1	0.1	-	-	0.5	0.5
	Investment Bank	0.7	0.7	0.8	0.6	0.7	0.6	0.2	0.2	(0.0)	(0.0)	2.3	2.1
	Corporate Center	-	-	-	-	-	-	-	-	(0.1)	(0.3)	(0.1)	(0.3)
	Group	**2.8**	**2.9**	**1.5**	**1.2**	**1.7**	**1.6**	**1.7**	**1.7**	**(0.2)**	**(0.3)**	**7.5**	**7.1**
Operating expenses	WM	0.1	0.1	0.3	0.3	0.6	0.6	0.2	0.2	0.0	0.0	1.3	1.2
	WMA	1.6	1.6	-	-	-	-	-	-	-	-	1.6	1.6
	R&C	-	-	-	-	-	-	0.5	0.5	-	-	0.5	0.5
	AM	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	(0.0)	0.0	0.3	0.4
	Investment Bank	0.5	0.5	0.5	0.4	0.5	0.5	0.2	0.1	0.1	(0.0)	1.7	1.5
	Corporate Center	-	-	-	-	-	-	-	-	0.4	0.9	0.4	0.9
	Group	**2.4**	**2.3**	**0.8**	**0.8**	**1.2**	**1.2**	**1.0**	**1.0**	**0.5**	**0.9**	**5.9**	**6.1**
Profit before tax	WM	0.0	0.0	0.2	0.2	0.3	0.3	0.2	0.2	(0.0)	(0.0)	0.8	0.7
	WMA	0.2	0.3	-	-	-	-	-	-	-	-	0.2	0.3
	R&C	-	-	-	-	-	-	0.4	0.4	-	-	0.4	0.4
	AM	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0	(0.0)	0.1	0.1
	Investment Bank	0.1	0.2	0.4	0.2	0.1	0.1	0.1	0.1	(0.1)	0.0	0.6	0.6
	Corporate Center	-	-	-	-	-	-	-	-	(0.5)	(1.2)	(0.5)	(1.2)
	Group	**0.4**	**0.6**	**0.6**	**0.4**	**0.5**	**0.4**	**0.7**	**0.7**	**(0.6)**	**(1.2)**	**1.6**	**1.0**

UBS

Adjusted numbers unless otherwise indicated, refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Refer to the "Regional performance" section of the 3Q15 financial report for further detail; 2 Europe, Middle East and Africa excluding Switzerland; 3 Refers to items managed globally

Adjusted results

Adjusting items		1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15
CHF million												
Operating income as reported (Group)		**7,775**	**7,389**	**6,261**	**6,307**	**7,258**	**7,147**	**6,876**	**6,746**	**8,841**	**7,818**	**7,170**
Of which:												
Gain on sale of a subsidiary	Wealth Management									141		
Gain on sale of the Belgian domestic WM business	Wealth Management										56	
Share of net profit of SIX Group related to a gain on sale	Wealth Management											15
	Retail & Corporate											66
Gain on sale of AM's Canadian domestic business	Asset Management	34										
Gain from the partial sales of our investment in Markit	Investment Bank						43				11	
Impairment of a financial investments available-for-sale	Investment Bank							(48)				
Net gain on sale of remaining proprietary trading business	Investment Bank	55										
	Corporate Center - Group ALM	(24)										
Own credit on financial liabilities designated at FV	Corporate Center - Group ALM	(181)	138	(147)	(94)	88	72	61	70	226	259	32
FX translation losses from the disposal of a subsidiary	Corporate Center - Group ALM											(27)
Gains on sales of real estate	Corporate Center - Services		19	207	61	23	1		20	378		
Net losses related to the buyback of debt in public tender offer	Corporate Center - Group ALM	(119)			(75)							
	Corporate Center - NCL[1]	27										
Operating income adjusted (Group)		7,983	7,232	6,201	6,415	7,147	7,031	6,863	6,656	8,096	7,492	7,084
Operating expenses as reported (Group)		**6,327**	**6,369**	**5,906**	**5,858**	**5,865**	**5,929**	**7,430**	**6,342**	**6,134**	**6,059**	**6,382**
Of which:												
Net restructuring charges	Wealth Management	26	50	62	41	40	38	60	48	46	69	74
	Wealth Management Americas	10	10	13	26	10	7	15	23	24	24	39
	Retail & Corporate	15	13	15	12	15	13	20	16	16	17	28
	Asset Management	4	14	12	13	4	2	5	39	18	4	23
	Investment Bank	6	31	84	89	124	27	50	60	70	66	118
	Corporate Center - Services	(3)	5	(1)	(7)	2	4	16	8	119	0	2
	Corporate Center - NCL[1]	188	18	5	24	9	(2)	10	14	11	13	15
Credit related to changes to retiree benefit plans in the US	Wealth Management Americas							(3)	(7)			(21)
	Asset Management							(8)				
	Investment Bank							(19)	(1)			
	Corporate Center - NCL[1]							(3)				
Impairment of an intangible asset	Investment Bank										11	
Operating expenses adjusted (Group)		6,081	6,229	5,718	5,660	5,661	5,840	7,287	6,142	5,829	5,857	6,105
Operating profit/(loss) before tax as reported		**1,447**	**1,020**	**356**	**449**	**1,393**	**1,218**	**(554)**	**404**	**2,708**	**1,759**	**788**
Operating profit/(loss) before tax adjusted		1,901	1,003	484	755	1,486	1,191	(424)	514	2,268	1,635	979

UBS

Adjusted numbers unless otherwise indicated, refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
Refer to page 17 of the 3Q15 financial report for an overview of adjusted numbers; 1 Non-core and Legacy Portfolio

Important information related to this presentation

Use of adjusted numbers
Unless otherwise indicated, "adjusted" figures exclude the adjustment items listed on the previous slide, to the extent applicable, on a Group and business division level. Adjusted results are a non-GAAP financial measure as defined by SEC regulations. Refer to page 17 of the 3Q15 financial report for an overview of adjusted numbers.

If applicable for a given adjusted KPI (i.e., adjusted return on tangible equity), adjustment items are calculated on an after-tax basis by applying indicative tax rates (i.e., 2% for own credit, 22% for other items, and with certain large items assessed on a case-by-case basis). Refer to page 27 of the 3Q15 financial report for more information.

Basel III RWA, Basel III capital and Basel III liquidity ratios
Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). Numbers in the presentation are Swiss SRB Basel III numbers unless otherwise stated. Our fully applied and phase-in Swiss SRB Basel III and BIS Basel III capital components have the same basis of calculation, except for differences disclosed on page 98 of the 3Q15 financial report.

Basel III risk-weighted assets in this presentation are calculated on the basis of Basel III fully applied unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III.

Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of fully applied Swiss SRB, unless otherwise stated.

Refer to the "Capital Management" section in the 3Q15 financial report for more information.

Currency translation
Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs. Refer to "Note 19 Currency translation rates" in the 3Q15 financial report for more information.

Rounding
Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.